EXHIBIT 20.1

FOR IMMEDIATE RELEASE

Jones Apparel Group, Inc.

Contacts:	Wesley R. Card, Chief Operating and Financial Officer Anita Britt, Senior Vice President, Finance and Investor Relations

JONES APPAREL GROUP WITHDRAWS STOCK OPTION PROPOSAL
ON ANNUAL MEETING AGENDA

New York, New York - May 8, 2002 - Jones Apparel Group, Inc. (NYSE:JNY) today announced that it has withdrawn its proposal to amend its stock option plan, which was to be considered at the Company's annual meeting on May 22, 2002. The amendments under the proposal would have increased the number of shares available under the plan and would have prohibited the re-pricing of stock options.

Peter Boneparth, President and Chief Executive Officer designate, stated that, "The Compensation Committee of the Board of Directors and I, after careful consideration and after reflecting on input from shareholders, have concluded that stockholders' interests are better served at this time by a reconsideration of incentive compensation arrangements for the company's entire senior management and operations team, including my own. The Board of Directors determined to withdraw the stock option proposal in order to allow us the necessary time to develop the appropriate and effective plans."

"The stock option proposal and the compensation plan it supports were designed specifically to align management's interests with shareholders - including the prohibition against re-pricing," Mr. Boneparth added. "We will be reviewing alternatives in a thoughtful and responsible manner as we continue to move ahead with our highly successful business plan. We just reported another excellent quarter for our company, and we have the management talent, strong brands, and financial resources to continue our growth initiatives. We are gratified that our efforts and momentum have been reflected in our stock price, which has performed extremely well in a difficult market environment."

"In summary, we remain committed to responsible corporate governance and shareholder value over the short- and long-term."

Jones Apparel Group, Inc. (www.jny.com) is a leading designer and marketer of branded apparel, footwear and accessories. The Company's nationally recognized brands include: Jones New York; Lauren by Ralph Lauren, Ralph by Ralph Lauren, and Polo Jeans Company, which are licensed from Polo Ralph Lauren Corporation; Evan-Picone, Rena Rowan, Norton McNaughton, Erika, Energie, Gloria Vanderbilt, Currants, Jamie Scott, Todd Oldham, Nine West, Easy Spirit, Enzo Angiolini, Bandolino, Napier and Judith Jack. The Company also markets costume jewelry under the Tommy Hilfiger brand licensed from Tommy Hilfiger Corporation and the Givenchy brand licensed from Givenchy Corporation. Celebrating more than 30 years of service, the Company has built a reputation for excellence in product quality and value, and in operational execution.

Certain statements herein are "forward-looking statements'' made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements represent the Company's expectations or beliefs concerning future events that involve risks and uncertainties, including the strength of the economy and the overall level of consumer spending, the performance of the Company's products within the prevailing retail environment, and other factors which are set forth in the Company's 2001 Form 10-K and in all filings with the SEC made by the Company subsequent to the filing of the Form 10-K. The Company does not undertake to publicly update or revise its forward-looking statements as a result of new information, future events or otherwise.

# # #